P.E.
12/21/2012

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





13002096

Received SEC

FEB 07 2013

Washington, DC 20549

February 7, 2013

Phillip R. Mills
Davis Polk & Wardwell LLP
phillip.mills@davispolk.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-07-13

Re: Cigna Corporation
Incoming letter dated December 21, 2012

Dear Mr. Mills:

This is in response to your letter dated December 21, 2012 concerning the shareholder proposal submitted to Cigna by the AFL-CIO Reserve Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
AFL-CIO Office of Investment
rmcgarra@aflcio.org

February 7, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Cigna Corporation
Incoming letter dated December 21, 2012

The proposal requests that the board authorize the preparation of a report on lobbying contributions and expenditures that contains information specified in the proposal.

We are unable to concur in your view that Cigna may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Cigna may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Cigna may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Cigna's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Cigna may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jessica Dickerson
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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December 21, 2012

Re: Stockholder Proposal of the AFL-CIO Reserve Fund Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Via email: shareholderproposals@sec.gov

Dear Sir or Madam:

On behalf of Cigna Corporation, a Delaware corporation (the "**Company**" or "**Cigna**"), and in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the shareholder proposal and supporting statement submitted by the AFL-CIO Reserve Fund (the "**Proponent**") on November 14, 2012 (the "**Proposal**") for inclusion in the proxy materials that the Company intends to distribute in connection with its 2013 Annual Meeting of Shareholders (the "**2013 Proxy Materials**"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from its 2013 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before the Company files its definitive 2013 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2013 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The Proposal sets forth the following resolution:

Resolved: Shareholders of Cigna Corporation ("Cigna") urge the Board of Directors (the "Board") to authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Cigna used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payments and the recipient.

3. Cigna's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Cigna is a member. Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on Cigna's website.

A copy of the Proposal is attached to this letter as Exhibit A.

Statement of Reasons to Exclude

The Company believes that the Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(10) and Rule 14a-8(i)(3) for the reasons discussed below.

I. The Company has substantially implemented the Proposal and therefore the Proposal may be omitted from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits the Company to exclude a proposal if "the company has already substantially implemented the proposal." The Commission has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976). It is settled that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10); differences between a company's actions and the proposal are permitted so long as such actions satisfactorily address the proposal's underlying concerns. See *Anheuser-Busch Cos., Inc.* (January 17, 2007); *Masco Corporation* (March 29, 1999) (permitting exclusion of proposal because the company had "substantially implemented" the proposal by adopting a version of it with slight modifications and a clarification as to one of its terms).

Here, the Proposal's underlying concern is that the Company disclose its lobbying activities in an annual report that is reviewed by the appropriate oversight committee of the Company's Board of Directors (the "**Board**") and is easily accessible to shareholders. The Company already publishes an annual report on its lobbying activities that substantially implements the Proposal. To demonstrate substantial implementation, set forth below is a detailed analysis of the Proposal (with the Proposal's text in italics) as compared to the Company's "2011 Political Contributions and Related Activity Report" (the "**Report**"):

Resolved: Shareholders of Cigna Corporation ("Cigna") urge the Board of Directors (the "Board") to authorize the preparation of a report, updated annually.

The Company prepares a report on its political contributions and lobbying expenditures annually, which is publicly available and easily accessible on the "Corporate Governance" page of the Company's website, under the "Political Contributions" tab (http://www.cigna.com/assets/docs/corporate-governance/politicalContribution.pdf).

1. *Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.*

The Company's general policy and procedures for political contributions and related expenditures are set forth on page 5 of the Report and the Company's additional policy and procedures for lobbying expenses, including grassroots lobbying, are set forth on page 7 of the Report. As described on page 7 of the Report, Cigna's policies for the Company's lobbying efforts are focused on implementation of federal health care reform that would be consistent with the Company's goals for the health care system, namely: "providing access to quality health care at a reasonably affordable cost, providing transparency into costs and quality, using incentives to encourage continuous coverage and better lifestyle choices, offering individuals affordable choices in insurance coverage, and taking a borderless and culturally-sensitive view of health care."

The Company's procedures with respect to political contributions and lobbying expenditures are disclosed on pages 6 and 7 of the Report. Cigna makes most of its political contributions through Cigna's PAC ("**CignaPAC**"), which makes such contributions in furtherance of Cigna's business interests pursuant to the approval process overseen by the CignaPAC Board of Directors, whose names are listed on page 4 of the Report, and in accordance with the contributions guidelines as described on page 5 of the Report. The guidelines indicate that contributions are made in accordance with established criteria without regard to party affiliations. In addition, as noted on page 6, the Corporate Governance Committee of the Board annually reviews compliance with Company's policy on political contributions as well as the contributions made during the prior year. The Board also reviews lobbying expenses and trade association membership on an annual basis. On page 7, the Company discloses that it may engage in grassroots lobbying on discrete issues by providing information to its employees and customers to allow them to contact their legislators and that Cigna's senior management oversees grassroots lobbying activity.

Therefore, the Company believes it already provides a report that discloses its policy and procedures governing direct and indirect lobbying and grassroots lobbying communications, and has substantially implemented this aspect of the Proposal.

2. *Payments by Cigna used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payments and the recipient.*

The Report satisfies this element of the Proposal by disclosing the Company's annual political contributions and lobbying expenses. Specifically, pages 9 through 11 of the Report provide a detailed list of all political contributions made by the Company and by CignaPAC, reporting contributions to individual candidates, party committees, and other political action committees down to amounts as small as $200. The Report also lists the individual amounts of the Company's contributions to state election campaigns, voter referendums, national party committees, federal and state lobbying campaigns and trade associations.

The supporting statement of the Proposal claims that the amounts spent on lobbying disclosed in the Report may not include grassroots lobbying and do not include lobbying expenditures to influence legislation or regulation in states not requiring such disclosure. However, the Company does not separately disclose the amount spent on grassroots lobbying efforts in the Report because it did not make any payments related to those efforts in 2011. In addition, the state lobbying expenses disclosed on page 7 of the Report represents all state lobbying expenses for the year made by the Company, regardless of whether a particular state requires disclosure of the information.

As a result, the Company has substantially implemented this portion of the Proposal.

3. Cigna's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

The Company already discloses its membership in, and related payments to, industry trade associations on page 8 of the Report. The Report discloses the total amount of dues paid to any industry trade association to which the Company pays $50,000 or more in annual dues, as well as the portion of any such dues allocable to any non-deductible lobbying expenses. The Company believes that the information it provides in the Report gives the shareholders an accurate and comprehensive picture of its involvement in trade associations without inundating the Report with de minimis payments. "[S]ubstantial implementation under Rule 14a-8(i)(10) requires a company's action to have satisfactorily addressed both the proposal's underlying concerns and its essential objective." *Exelon Corporation* (February 26, 2010) (exclusion granted on the basis of substantial implementation for a proposal that sought disclosure of political contributions without specifying threshold amounts, where the company's report already disclosed trade association dues of $50,000 or more).

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on Cigna's website.

As noted on page 6 of the Report, the Corporate Governance Committee of the Board oversees Cigna's political contributions and reviews compliance with Cigna's political contributions policy, lobbying expenses and trade association memberships on an annual basis. The Corporate Governance Committee discussed and reviewed the information in the Report between April and July 2012, and the Report was posted on the Company's website in July 2012.

On numerous occasions, the Staff has allowed the exclusion of proposals where the company already published a report addressing the underlying concerns of the shareholder proposal. See *MGM Resorts International* (February 28, 2012) (concurring with the exclusion of a proposal requesting a report on sustainability where the company had already prepared an environmental responsibility report); *PG&E Corporation* (March 10, 2010) (concurring with the exclusion of a proposal requesting a report on charitable contributions where the company already provided detailed information about charitable contributions on a dedicated charitable contributions website); and *Alcoa Inc.* (February 2, 2009) (concurring with the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report).

In particular, the Staff has previously granted no-action relief permitting the exclusion of a shareholder proposal requesting a report of the company's political contributions when the Staff determined that the company already disclosed the information sought by the proposal. See *Exelon Corporation* (February 26, 2010) (concurring with the exclusion of a proposal requesting a political contribution report when the company already had corporate contribution guidelines and a report disclosing political contributions); and *Exxon Mobil Corporation* (March 23, 2009) (concurring with the exclusion of a proposal requesting a political contribution report when the company's website already addressed each element of the shareholder proposal).

We recognize that the Staff has not always concurred with requests seeking exclusion of shareholder proposals that seek reports of political contributions and expenditures on the basis of substantial implementation, but believe those situations are distinguishable from the Company's situation. In *Nike, Inc.* (July 5, 2012), the company limited disclosure of political contributions to amounts of $100,000 or higher and provided no disclosure of any payments to trade associations or similar organizations. In *The Boeing Company* (February 14, 2011), the company limited its disclosure only to direct political contributions when the proposal called for disclosure of indirect political contributions as well. Unlike those examples, the Company's Report discloses all political contributions and lobbying expenditures, and like the report in *Exelon*, cited above, only uses a minimum threshold in providing payments to trade associations.

As demonstrated above, the Company has substantially implemented the essential objectives of the Proposal and therefore submits that the Staff should allow the Company to exclude the Proposal on such grounds.

II. The Proposal is impermissibly vague and indefinite because it fails to define a key phrase and otherwise fails to provide sufficient guidance on its implementation. Accordingly, the Proposal may be omitted from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3).

The Proposal contains vague and overly broad language that would leave shareholders uncertain of the Proponent's intent and the Company uncertain as to what actions would be required if the Proposal were approved. Accordingly, we believe that the Company may properly exclude the Proposal under Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." In Staff Legal Bulletin No. 14B (CF) (September 15, 2004), the Staff stated that "reliance on [R]ule 14a-8(i)(3) to exclude or modify a statement may be appropriate where . . . the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . . ."

A proposal may be vague, and thus misleading, when it fails to address essential aspects of its implementation. See *Verizon Communications Inc.* (February 21, 2008) (finding that a shareholder proposal regarding senior executive incentive compensation could be excluded because formulas used in calculating the compensation were not adequately defined); and *Capital One Financial Corporation* (February 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"). The Staff has also regularly concluded that a proposal may be excluded where the meaning and application of terms or standards in the proposal "may be subject to differing interpretations." See *Wendy's International Inc.* (February 24, 2006) (permitting exclusion of a proposal where the term "accelerating development" was found to be unclear); *Peoples Energy Corporation* (November 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was found to be unclear); *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations); and *Fuqua Industries, Inc.* (March 12, 1991) ("meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations").

The Proposal seeks disclosure of "Cigna's membership in and payments to any tax-exempt organization that writes and endorses model legislation." The meaning of "any tax-exempt organization that writes and endorses model legislation" is vague because (i) it fails to provide sufficient guidance concerning its implementation and (ii) the meaning and application of this phrase may be subject to differing interpretations.

The universe of tax-exempt organizations is extremely broad. According to the IRS website, "tax-exempt organizations" include charitable organizations, social welfare organizations, labor organizations, business leagues (i.e. trade associations), social clubs, fraternal societies, employee benefit associations or funds, veterans organizations, political organizations and "miscellaneous" types of organizations that qualify for exemption from federal income tax.[1] The Proposal does narrow the application of the request by asking the Company to make disclosure of payments only to tax-exempt organizations that "write[] and endorse[]" model legislation. However, it is unclear what payments this provision may include. Since presumably any organization that writes legislation would endorse the very legislation that it authored, it seems fair to assume that the reference to "endorse" suggests the Proposal also intends to cover organizations that undertake "endorsement" of legislation that they did not participate in drafting. Therefore, as the Proposal intends to cover not only payments to tax-exempt organizations that both "write[] and endorse[]" a particular piece of legislation, but also payments to those that only "endorse" legislation that they were not involved in drafting, understanding the Proposal's meaning of "endorse" becomes crucial to being able to implement the Proposal.

What activities fall within "endorse" for purposes of the Proposal is vague and indefinite. The concept of "endorse" is neither explained, qualified or limited in any way in the Proposal. On one end, it likely covers public support and advocacy of legislation with government officials and active efforts to persuade others to take similar positions. Beyond such clear actions to support legislation, it is uncertain whether the Proposal intends to cover any tax-exempt organization that merely favors legislation of some form, since the Proposal also does not provide any reference to what actions constitute "endorsing" legislation, or the type of legislation being "endorsed." In fact, since all tax-exempt organizations probably favor some form of legislation, if nothing other than

[1] http://www.irs.gov/Charities-&-Non-Profits/Types-of-Tax-Exempt-Organizations.

the very legislation that permits the organizations to be exempt from federal taxation in the first place, it appears that all tax-exempt organizations would then be covered by the Proposal because they "endorse" legislation.

As a result, it is not possible to determine with reasonable certainty which specific organizations within the broad universe of tax-exempt organizations that write and endorse model legislation fall within the Proposal's ambit. Without additional guidance on how the shareholders and the Company should identify which organizations "write[] and endorse[]" model legislation, it is impossible to know how to implement the Proposal.

Furthermore, the language is subject to differing interpretations. The crux of the Proposal is intended to cover lobbying expenditures, but the Proposal requests the disclosure of membership in and payments to tax-exempt organizations that write and endorse model legislation. This provision does not mention lobbying. Read as a whole, it may be reasonable to assume that the Proposal only intends to capture payments to those organizations that write and endorse legislation as part of actions that would qualify as lobbying, which is partially defined in the Proposal. However, if this section of the Proposal is to be read as a standalone provision, since the provision refers to "payments" and not just "fees," it could cover, for example, Cigna's large number of contributions to charitable organizations that may merely "endorse" legislation in favor of the causes they support, without undertaking any direct or indirect lobbying for such legislation.

In addition, a shareholder (reading the Proposal) and the Company (were it to implement the Proposal) could interpret the phrase "writes and endorses" to cover different temporal periods. Under one view, only disclosure of organizations that are currently engaged in writing and endorsing model legislation could be required. However, under another reasonable interpretation of the Proposal, organizations engaged in writing and endorsing model legislation in the past could also fall under the proposed definition. In other words, it is unclear from the text of the Proposal whether it requires: (1) a report that presents a snapshot of the Company's membership in organizations that in a given year when the payment was made, were involved in writing and endorsing model legislation, or (2) a report that captures the Company's payments to organizations that have at one point in the past written and endorsed, and may in the future write and endorse, model legislation. It would not be possible for the Company to anticipate whether a tax-exempt organization to which it has made payments: (1) plans to cease writing and endorsing model legislation in the future, (2) was undertaking such actions at the time the payments were made, or (3) plans to start such activity, if it had not occurred at the time the payments were made.

The Proposal's failure to define or clearly explain the meaning of "any tax-exempt organization that writes and endorses model legislation" renders it impermissibly vague and indefinite. Without additional guidance, shareholders could not be expected to understand with a reasonable degree of certainty what the Proposal requires, and the Company could not be expected to know with a reasonable degree of certainty what action is expected in order to implement the Proposal, if the Proposal is adopted. Therefore, the Company believes that the Proposal may be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(3).

Conclusion

For the reasons set forth above, we believe that the Proposal may be excluded from the Company's 2013 Proxy Materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(3).

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2013 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action if it so omits the Proposal. Please call the undersigned at (212) 450-4618 if you have any questions, need additional information, or as soon as a Staff response is available.

Respectfully yours,



Phillip R. Mills

Exhibit A: The AFL-CIO Reserve Fund Shareholder Proposal

cc w/ att: The AFL-CIO Reserve Fund
Nicole Jones (Cigna)
Danthu Thi Phan (Cigna)
Shermona Mapp (Cigna)
Amy Rhoades (Cigna)

Exhibit A

Resolved: Shareholders of Cigna Corporation ("Cigna") urge the Board of Directors (the "Board") to authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Cigna used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Cigna's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Cigna is a member. Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels. The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on Cigna's website.

Supporting Statement

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying. Corporate lobbying can expose Cigna to risks that could affect the company's stated goals, objectives, and ultimately shareholder value. Shareholders have a strong interest in full disclosure of our company's lobbying to assess whether Cigna's lobbying is consistent with its expressed goals and in the best interests of shareholders.

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation, both directly and indirectly. We believe such disclosure is in shareholders' best interests. Absent a system of accountability, company assets could be used for objectives contrary to Cigna's long-term interests.

For example, Cigna is a member of the U.S. Chamber of Commerce, which has lobbied against the Affordable Care Act. Cigna, however, has described the goal of its advocacy efforts as "Cigna works to make health care reform a success." (http://www.cigna.com/aboutus/health-care-reform/approach, accessed November 14, 2012). We believe that Cigna's membership in an organization that has opposed health care reform contradicts Cigna's own stated goals.

Cigna spent approximately $2.7 million in 2011 on direct federal and state lobbying activities, according to its "2011 Political Contributions and Related Activity Report." However, these figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence legislation or regulation in states that do not require disclosure.

For these reasons, we urge you to vote FOR this resolution.